c/o Atlantic Fund Services
P.O. Box 588
 Portland, ME 04112
Dear Shareholder:
Pine Grove Alternative Fund (the "Fund") has received your tender of all or some, as the case may be, of your shares of beneficial interest in the Fund (the "Shares"). The Fund accepts your tender in its entirety.
In respect of the Fund's repurchase of all or some, as the case may be, of your Shares, as described above, you will be issued a non-interest bearing, non-transferable promissory note (the "Note"). The Note entitles you to receive an " Payment" in an amount equal to 100% of the repurchase value of your repurchased Shares based on the unaudited net asset value of the Fund as of September 30, 2016, in accordance with the terms of the Offer. In the event that you have tendered only some (but not all) of your Shares, your account with the Fund must retain at least the applicable required minimum balance of $10,000 (in accordance with the terms of the Offer). Provided that your account does retain, at the least, this required minimum balance, cash in the amount of the Payment due under the Note will be wire-transferred on or around October 31, 2016, unless the valuation date for Shares repurchased by the Fund in the Offer has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it invests to finance the repurchase of Shares in the Offer.
You remain a Shareholder of the Fund with respect to any of Shares which the Fund is not purchasing pursuant to this Offer.
Should you have any questions, please feel free to contact one of our dedicated account representatives at (855) 699-3103, Monday through Friday (except holidays), from 8:00 a.m. to 6:00 p.m., Eastern Time or by e-mail at pinegrove.ta@atlanticfundservices.com.
Sincerely,
Pine Grove Alternative Fund
Enclosure

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